Exhibit 4.5

SECOND AMENDMENT

TO THE

2000 NON-EMPLOYEE DIRECTORS’ STOCK OPTION PLAN

OF INTUITIVE SURGICAL, INC.

Pursuant to the authority reserved to the Board of Directors (the “Board”) of Intuitive Surgical, Inc., a corporation organized under the laws of the State of Delaware (the “Company”), under Section 12(a) of the Company’s 2000 Non-Employee Directors’ Stock Option Plan (the “Plan”), the Board hereby amends the Plan as follows:

1.	Definitions. Subsection 2(f) is hereby deleted from the Plan and the current Subsections 2(f) through 2(z) are renumbered accordingly to reflect such deletion.

2.	Non-Discretionary Grants.

(i) Subsection 6(b) is amended to read in its entirety as follows:

“(b) Annual Grants. Without any further action of the Board, on the day following each Annual Meeting, commencing with the Annual Meeting in 2001, each person who is then a Non-Employee Director, and has been a Non-Employee Director for at least six (6) months, automatically shall be granted an Annual Grant to purchase Five Thousand (5,000) shares (after giving effect to the reverse stock split effected July 1, 2003) of Common Stock on the terms and conditions set forth herein.”

(ii) Subsection 6(c) is hereby deleted from Section 6 of the Plan.

3.	Option Provisions. Subsection 7(e)(iii) is hereby deleted from Section 7 of the Plan.